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                           June 15, 2020

       Nir Sassi
       Chief Financial Officer
       Intec Pharma Ltd.
       12 Hartom Street, Har Hotzvim
       Jerusalem 9777512, Israel

                                                        Re: Intec Pharma Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed June 5, 2020
                                                            File No. 333-238973

       Dear Mr. Sassi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Gary Emmanuel